Exhibit (a)(3)

Notice of Withdrawal

Of Eligible Options Tendered Pursuant to the Offer to Exchange
dated January 21, 2003
(Capitalized terms not otherwise
defined below shall have the same meaning as in the Offer to Exchange)

The right to withdraw options tendered pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on February 20, 2003 (or such later date to which Vintage extends the Offer).

Name	U.S. Social Security No. (if any)

Deliver to:

If by Mail, Hand Delivery or Overnight Delivery:	If by Facsimile:
Vintage Petroleum, Inc.	Vintage Petroleum, Inc. at
110 West Seventh Street, Suite 2300	Fax Number
Tulsa, Oklahoma 74119-1029	(918) 878-5226
Attention: Michael F. Meimerstorf	Attention: Michael F. Meimerstorf

If you previously elected to accept Vintage’s offer to exchange your Eligible Options pursuant to the terms of the Offer, but you would like to change your decision and withdraw your tendered options, you must sign and return this Notice of Withdrawal no later than 11:59 p.m., Eastern Time, on February 20, 2003 (or such later date to which Vintage extends the Offer). You must sign and send this Notice of Withdrawal by mail, hand delivery or overnight delivery to Vintage at the address listed above or by facsimile to the number listed above, so that it is received by us by 11:59 p.m., Eastern Time, on February 20, 2003 (or such later date to which Vintage extends the Offer). This Notice of Withdrawal will be effective upon receipt by us before the expiration of the Offer.

To Vintage Petroleum, Inc.:

I hereby acknowledge and agree to each of the following for the benefit of Vintage:

•
I previously received a copy of the Offer to Exchange dated January 21, 2003 and the Letter of Transmittal referred to therein. I completed and returned the Letter of Transmittal, in which I tendered my Eligible Options to you in exchange for Restricted Stock or Restricted Stock Rights. I now wish to withdraw my tendered options. I understand that by signing and delivering this Notice of Withdrawal to you, I am revoking my election with respect to Vintage’s offer to exchange Eligible Options for Restricted Stock or Restricted Stock Rights.

•	I understand that by withdrawing my previously tendered options, I must reject the Offer with respect to all of my Eligible Options.

•
I understand that in order to withdraw previously tendered options with respect to the Offer, I must complete and deliver this Notice of Withdrawal so that it is received by you before 11:59 p.m., Eastern Time, on February 20, 2003 (or such later date to which Vintage extends the Offer).

•
I have completed the information requested below. I hereby withdraw all of my previously tendered options. This Notice of Withdrawal supersedes and replaces any Letter of Transmittal that I have previously delivered.

You must send a signed copy of this Notice of Withdrawal by mail, hand delivery or overnight delivery to the address listed above or by facsimile to the number listed above. Please sign and date in the space provided below:

SIGNATURE*

DATE:                                         , 2003

* Must be signed by the same person that executed the Letter of Transmittal.

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